TIOMIN RESOURCES INC.

04046574

82-3430

PRESS RELEASE

RECEIVED

Professor J. K. Maitha appointed as Chairman of Tiomin Kenya

SUPPL

2004 DEC -7 A 10: 17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Toronto, Canada. November 29, 2004. Jean-Charles Potvin, Chairman & CEO of Tiomin Resources Inc. (TSX: TIO) is pleased to announce the appointment of Professor J.K. Maitha to the position of Chairman of its wholly-owned subsidiary, Tiomin Kenya Ltd.

Professor Maitha, a native of Kenya, is a highly regarded economist having obtained degrees in Mathematics and Economics with a Ph.D. from the State University of New York at Buffalo. He has since held academic posts with the University of New York and was Professor and Chairman of the Department of Economics at the University of Nairobi from 1969 to 1980. Currently he is Chairman & CEO of the African Development & Economic Consultants and has held numerous public sector positions in his native Kenya including Director of the Central Bank of Kenya, and Chairman of the Lake Basin Development Authority.

As a consultant, Professor Maitha has conducted numerous feasibility and environmental impact studies for a variety of infrastructure development projects throughout East Africa in conjunction with such organizations as the World Bank, US Trade Development Agency, EDI and TARDA.

"Professor Maitha's expertise and involvement in a wide spectrum of infrastructure projects particularly in Kenya will be very instrumental in building the socio-economic network required to bring Tiomin's Kwale project through the construction phase", remarked Jean-Charles Potvin, President & CEO of Tiomin Resources Inc. "We are extremely fortunate to be able to welcome a person of Professor Maitha's distinction and vision whose leadership will guide Tiomin Kenya to the forefront of industry and commerce in Kenya." The appointment will take effect January 1, 2005.

Professor Maitha is a member of the East African Co-operation Forum (Vice-Chairman), the Kenya Economic Association, Kenya Institute of Management, the Institute of Mathematical Statistics (USA) and the Society for International Development. He has written over 25 articles in professional journals and has authored two books.

Tiomin's Kwale titanium deposit in Kenya is projected to produce an average of 330,000 tonnes of ilmenite, 77,000 tonnes of rutile and 37,000 tonnes of zircon per year for the first six years of operation. Approximately 80% of Kwale's revenues derive from the premium priced rutile and zircon, with the remaining 20% from ilmenite sales. This rich mineral composition sets Tiomin's Kwale deposit apart from the majority of other titanium mineral sands projects today. Rutile and ilmenite are sources of titanium dioxide used primarily in the fabrication of pigments and titanium metal, while zircon is used in applications such as ceramic glazing, foundry molds and electronics.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or Donna Yoshimatsu ext. 222 or visit our website: www.tiomin.com

ACCESS PREVIOUS TIOMIN PRESS RELEASES ON OUR WEBSITE: www.tiomin.com

dlw 12/14